SUN LIFE FINANCIAL AND CLARICA LIFE INSURANCE COMPANY CONFIRM AMALGAMATION

(TORONTO, December 30, 2002) - Sun Life Financial (NYSE/TSX: "SLF") today confirmed that effective Dec. 31, 2002, Clarica Life Insurance Company and Sun Life Assurance Company of Canada will officially amalgamate into one company, under the name Sun Life Assurance Company of Canada. The amalgamated company will be a subsidiary of Sun Life Financial Services of Canada Inc. There will be no effect on policyholders' rights and benefits, or premiums, under their existing contracts. Amalgamation is expected to significantly simplify business operations, financial processes and reduce operating costs.

This amalgamation was approved on Nov. 27, 2002, by shareholders and voting policyholders of Clarica Life Insurance Company and Sun Life Assurance Company of Canada. The boards of directors of both companies, as well as regulators in Canada and the U.S., also approved the amalgamation.

Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Tracing its roots back to 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of September 30, 2002 the Sun Life Financial group of companies has total assets under management of CDN $346.9 billion.

Sun Life Financial Services of Canada Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol "SLF".

Media Contacts:
John Vincic Helene Soulard
416-979-6070 514-866-3589

Investor Relations Contact:
Thomas Rice
416-204-8163